Exhibit 4.3

DESCRIPTION OF VERSANT MEDIA GROUP, INC. SECURITIES

In the following summary, references to “Versant,” the “Company,” “we,” “us” and “our” refer only to Versant Media Group, Inc. and not any of its subsidiaries. The following descriptions are summaries of the material terms of our capital stock based on the applicable provisions of Pennsylvania law and our amended and restated articles of incorporation (“articles of incorporation”) and our amended and restated bylaws (“bylaws”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the applicable provisions of Pennsylvania law or of our articles of incorporation or our bylaws. The summary is qualified in its entirety by reference to those articles of incorporation and our bylaws, which we recommend that you read (along with the applicable provisions of Pennsylvania law) for additional information on our capital stock. Copies of our articles of incorporation and bylaws are filed as exhibits to this Annual Report on Form 10-K.

Common Stock

Common stock. We have two classes of common stock outstanding: Class A common stock, par value $0.01 per share (“Class A common stock”), and Class B common stock, par value $0.01 per share (“Class B common stock”). Under our articles of incorporation, there are authorized 7,500,000,000 shares of Class A common stock, 75,000,000 shares of Class B common stock and 20,000,000 shares of preferred stock. All outstanding shares of Class A common stock and Class B common stock are fully paid and non-assessable.

Voting rights. As a general matter, on all matters submitted for a vote to holders of all classes of our voting stock, holders of our Class A common stock in the aggregate hold 66 2/3% of the aggregate voting power of our capital stock and holders of our Class B common stock in the aggregate hold a non-dilutable 33 1/3% of the combined voting power of our capital stock. This non-dilutable voting power is subject to proportional decrease to the extent the number of shares of Class B common stock is reduced below 377,775, subject to adjustment in specified situations. The issuance of additional shares of Class A common stock and stock dividends payable on the Class B common stock in the form of Class B common stock do not decrease the non-dilutable voting power of the Class B common stock.

Dividends. Subject to the preferential rights of any preferred stock then outstanding, holders of our Class A common stock and Class B common stock are entitled to receive, from time to time, when, as and if declared, in the discretion of our Board of Directors, such cash dividends as our Board of Directors may from time to time determine, out of such funds as are legally available therefor, in proportion to the number of shares held by them, respectively, without regard to class. Holders of our Class A common stock and Class B common stock are also entitled to receive, from time to time, when, as and if declared by our Board of Directors, such dividends of our stock or other property as our Board of Directors may determine, out of such funds as are legally available therefor. However, stock dividends on, or stock splits of, any class of common stock will not be paid or issued unless paid or issued on all classes of our common stock, in which case they will be paid or issued only in shares of that class; provided, however, that stock

Exhibit 4.3
dividends on, or stock splits of, our Class B common stock may also be paid or issued in shares of our Class A common stock. See “Dividend Policy” above.

Conversion of Class B common stock. The Class B common stock is convertible share for share into Class A common stock, subject to certain restrictions.

Approval rights. Except as required by law, holders of Class A common stock have no specific approval rights over any corporate actions. Holders of our Class B common stock have an approval right over (1) any merger of us with another company or any other transaction, in each case that requires our shareholders’ approval under applicable law, or any other transaction that would result in any person or group owning shares representing in excess of 10% of the aggregate voting power of the resulting or surviving corporation, or any issuance of securities (other than pursuant to director or officer stock option or purchase plans) requiring our shareholders’ approval under the rules and regulations of any stock exchange or quotation system; (2) any issuance of our Class B common stock or any securities exercisable or exchangeable for or convertible into our Class B common stock; and (3) articles of incorporation or bylaw amendments (such as an amendment to the articles of incorporation to opt in to any of the Pennsylvania antitakeover statutes) and other actions (such as the adoption, amendment or redemption of a shareholder rights plan) that would limit the rights of holders of our Class B common stock or any subsequent transferee of our Class B common stock to transfer, vote or otherwise exercise rights with respect to our capital stock.

Preferences on liquidation. In the event of our liquidation, dissolution or winding-up, either voluntary or involuntary, the holders of Class A common stock and Class B common stock are entitled to receive, subject to any liquidation preference of any preferred stock then outstanding, our remaining assets, if any, in proportion to the number of shares held by them without regard to class.

Mergers, consolidations, etc. Our articles of incorporation provide that if in a transaction such as a merger, consolidation, share exchange or recapitalization, pursuant to which the holders of each class of our common stock outstanding would be entitled to receive equity interests of one or more corporations or other entities, or rights to acquire such equity interests, the Board of Directors may decide that in lieu of holders of each class of our common stock outstanding receiving the same consideration for each of their shares of our common stock (i.e., the same amount of cash or the same number of shares of each class of stock issued in the transaction in proportion to the number of shares of our common stock held by them, respectively, without regard to class), holders of each such class of our common stock will receive “mirror” securities (i.e., shares of a class of stock having substantially equivalent rights as the applicable class of our common stock).

Miscellaneous. The holders of Class A common stock and Class B common stock do not have any preemptive rights to acquire a proportionate percentage of any securities we may issue.

Exhibit 4.3
Preferred Stock

Our Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock, in one or more series, without par value, with full, limited, multiple, fractional, or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special rights as our Board of Directors shall determine, subject to the limitations prescribed by Pennsylvania law and our articles of incorporation. The issuance of preferred stock could adversely affect the voting power of the holders of the Class A common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Versant without further action by our shareholders and may adversely affect the voting and other rights of the holders of Class A common stock.

Election and Removal of Directors

Except as set forth in our articles of incorporation, the number of directors will be fixed exclusively by our Board of Directors from time to time. Each director shall be elected by a plurality of the votes cast by holders of all shares entitled to vote in the election at the meeting.

Under the terms of our bylaws, our directors are removable, only for cause, by a majority of the votes cast at the meeting by the holders of shares entitled to vote in the election of directors, voting together as a single class. Except as set forth in our articles of incorporation, any vacancy occurring on the Board of Directors and any newly created directorship may be filled by a majority of the remaining directors in office (although less than a quorum) or by a sole remaining director, or if there are no remaining directors, then by the shareholders.

Annual Election of Directors

Directors are elected annually by the shareholders at each annual meeting of shareholders for a term expiring at the next annual meeting of shareholders.

Limits on Shareholder Action by Written Consent

Our articles of incorporation and bylaws provide that our shareholders are not permitted to act by written consent in lieu of a meeting, provided that holders of a majority of our Class B common stock may act by written consent in lieu of a meeting in the exercise of certain approval rights over specified material transactions under our articles of incorporation.

Special Meetings

Our articles of incorporation and bylaws provide that special meetings of shareholders may be called by our Board of Directors and not by our shareholders.

Exhibit 4.3
Amendment of the Articles of Incorporation

Our articles of incorporation may be amended by resolution of our Board of Directors and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, provided that any amendment to our articles of incorporation that would, in any such case, limit the rights of the holders of our Class B common stock or any subsequent transferee of Class B common stock to transfer, vote or otherwise exercise rights with respect to capital stock of Versant requires the approval of the holders of Class B common stock, voting separately as a class. In addition, the approval of the holder of any class or series of shares of Versant is necessary to approve any amendment to our articles of incorporation which would make any change in the preferences, limitations or rights of the shares of such class or series adverse to such class or series.

Amendment of Bylaws

Our articles of incorporation and bylaws grant our Board of Directors the power to alter, amend and repeal our bylaws regardless of a prior shareholder vote except on any subject that is expressly committed to the shareholders by the express terms in our bylaws, subject to applicable law. Any amendment to the bylaws approved by our shareholders will not be deemed to have been adopted unless it has been previously approved by the Board of Directors.

Subject to the provisions of our articles of incorporation, including the approval by the Board of Directors noted above, our bylaws grant our shareholders the power to alter, amend or repeal our bylaws with the affirmative vote of a majority of votes cast by all shareholders entitled to vote thereon, except that any repeal or amendment affecting the provision of our bylaws governing the indemnification of directors, officers and other persons in a manner so as either to reduce or limit indemnification or the advancement of expenses in any manner also requires either a unanimous vote of the directors then-serving, or the affirmative vote of at least 80% of the votes cast by all shareholders entitled to vote in an election of directors, provided that no such amendment may have a retroactive effect to reduce or limit the rights of an indemnitee to indemnification or the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment.

Requirements for Advance Notification of Shareholder Nomination and Proposals

Under our bylaws, shareholders of record are able to nominate persons for election to our Board of Directors or bring other business constituting a proper matter for shareholder action only by providing proper notice. Proper notice must generally be received, (i) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than 90 days, and not more than 120 days, prior to such anniversary date; and (ii) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting (or if no annual meeting was held in the preceding year), not later than the date the meeting is first announced by Versant.

Exhibit 4.3
Proxy Access

Under our bylaws, up to 20 shareholders owning 3% or more of the aggregate number of shares outstanding of either class of our common stock continuously for at least three years may nominate the greater of two directors or up to 20% of our Board of Directors and include those nominees in our proxy materials. Notice of shareholder nominations for persons for election as a director that are to be included in our proxy statement must be delivered or mailed and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the date that we first distributed our proxy statement to shareholders for the immediately preceding annual meeting of shareholders.

Limitation of Liability and Indemnification of Directors and Officers

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”), contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel and related matters.

Article Eleventh of our articles of incorporation provides that no person who is or was a director of Versant will be personally liable, as such, for monetary damages (other than under criminal statutes and under laws imposing such liability on directors for the payment of taxes) unless such person’s conduct constitutes self-dealing, willful misconduct or recklessness. Article Twelfth of Versant’s articles of incorporation extends such protection to any person who is or was an officer of Versant.

Article 7 of Versant’s bylaws provides that each current and, if applicable, former, officer and director of Versant will be indemnified and held harmless by Versant to the fullest extent permitted by Pennsylvania law against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such officer or director in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of Versant), whether civil, criminal, administrative or investigative, including any appeal therefrom (a “Proceeding”) arising out of or related to such director’s or officer’s (x) service at any time in his or her capacity as a director or officer of Versant or (y) service at any time in his or her capacity at the request or for the benefit of Versant as a director, officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another entity (such services described in clauses (x) and (y), the “Covered Services”). No indemnification will be made pursuant to Versant’s bylaws, however, in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, or in connection with a Proceeding (or part of a Proceeding) initiated by an officer or director (except in connection with a Proceeding to enforce a right to indemnification or advancement of expenses under Article 7 of Versant’s bylaws), unless the Proceeding (or part of the Proceeding) was authorized by the Board of Directors. The right to indemnification under Versant’s bylaws includes the right to have the expenses incurred by such director or officer in participating in any Proceeding paid by Versant in advance of the

Exhibit 4.3
final disposition of the Proceeding arising out of or related to such director’s or officer’s Covered Services automatically and without any action or approval required by the Board of Directors, provided that, if Pennsylvania law requires, the payment of such expenses incurred by such director or officer in advance of the final disposition of a Proceeding shall be made only upon delivery to Versant of an undertaking, by or on behalf of such director or officer, to repay all advanced amounts without interest if it is ultimately determined that such director or officer is not entitled to be so indemnified.

Article 7 of Versant’s bylaws also provides that Versant may purchase and maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any expense, liability or loss, whether or not Versant would have the power to indemnify such person under Pennsylvania or any other law. Versant may also purchase and maintain insurance to insure its indemnification obligations.

In addition, Versant will enter into indemnification agreements with all of its directors, to indemnify the directors to the fullest extent permitted by applicable law. Versant will maintain directors and officers insurance to insure such persons against certain liabilities.

Anti-Takeover Effects of Our Articles of Incorporation

Some of the provisions of our articles of incorporation and bylaws (as described above), including the rights of holders of our Class B common stock, could make the following more difficult:

•acquisition of control of us by means of a proxy contest or otherwise; or

•removal of our incumbent officers and directors.

These provisions, including our ability to issue preferred stock, may discourage coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

Pennsylvania Anti-Takeover Statutes

Under Section 1712 of the PBCL, which is applicable to Versant, directors stand in a fiduciary relation to their corporation and, as such, are required to perform their duties in good faith, in a manner they reasonably believe to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Under Section 1715 of the PBCL, in discharging their duties, directors may, in considering the best interests of their corporation, consider, among other things, to the extent they deem appropriate: (i) the effects of any action upon any or all groups affected by the action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located, (ii) the short-term and long-term interests of the corporation, (iii) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the

Exhibit 4.3
corporation and (iv) all other pertinent factors. In considering the best interests of the corporation or the effects of any action, directors are not required to regard any corporate interest or the interests of any particular group, including shareholders, affected by the action, as a dominant or controlling factor. Absent a breach of fiduciary duty, a lack of good faith or self-dealing, any act of the board of directors, a committee thereof or an individual director is presumed to be in the best interests of the corporation. The PBCL expressly provides that the fiduciary duty of directors does not require them to (i) redeem, modify or otherwise render inapplicable outstanding rights issued under any shareholder rights plan, (ii) render inapplicable specified statutory anti-takeover provisions or (iii) take any action solely because of the effect it may have on a proposed acquisition or the consideration to be received by shareholders in such a transaction.

Versant has opted out of Subchapters E, F, G, H, I and J and Section 2538 of Subchapter D of the PBCL. Subchapter E of Chapter 25 of the PBCL requires a person who acquires 20% or more of the shares of a publicly traded corporation to offer to purchase the shares of any other shareholder at “fair value” (determined as provided in Section 2547 of the PBCL). Subchapter F of Chapter 25 of the PBCL prohibits a publicly traded corporation from engaging in a business combination with an interested shareholder absent approval in advance by the corporation’s board of directors or a certain majority of shareholders other than interested shareholders. Subchapter G of Chapter 25 of the PBCL blocks the voting rights of an acquiring person who makes or proposes to make a control-share acquisition, which is defined as increasing ownership in the corporation above a certain threshold. Subchapter H of Chapter 25 of the PBCL enables a company to recover certain profits from the sale of shares by shareholders who hold or will hold 20% of the voting power of the company or who have evidenced an intent to acquire control of the company. Subchapter I of Chapter 25 of the PBCL provides for a minimum severance payment to certain employees terminated within two years of the approval of a control-share acquisition. Subchapter J of Chapter 25 of the PBCL prohibits, in connection with certain “control-share acquisitions,” the abrogation of certain labor contracts, if any, prior to their stated date of expiration.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. The Company may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Versant by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC. Its telephone number is 651-450-4064.

Listing

Exhibit 4.3

The Class A common stock is listed on Nasdaq under the ticker symbol “VSNT.”